[NEW MEDIA LOTTERY SERVICES, INC. LETTERHEAD]

October 18, 2007

Mr. Robert Telewicz
Senior Staff Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	New Media Lottery Services, Inc.
File No. 0-49884

Dear Mr. Telewicz:

This letter sets forth the response of New Media Lottery Services, Inc. (“we”, “us”, the “Company” or like terms) to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in your letter dated October 16, 2007 to John T. Carson, President and Principal Financial Officer of the Company, with respect to the above-referenced file.

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company, in conjunction with its counsel and its auditors, has worked diligently to respond to your comments as expeditiously as possible, and we hope that we have fully addressed and resolved any concerns you may have had. If you wish to discuss this letter, or if you have further questions, please feel free to call me at (540) 437-1688.

Very truly yours,

/s/ John T. Carson
President and
Principal Financial Officer New Media Lottery Services, Inc.